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                               June 14, 2024

       Brian Hartigan
       Chief Executive Officer and Manager
       Invesco Galaxy Ethereum ETF
       c/o Adam Henkel, Esq.
       Invesco Capital Management LLC
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco Galaxy
Ethereum ETF
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 31, 2024
                                                            File No. 333-274767

       Dear Brian Hartigan:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
       Cover Page

   2. Please revise the cover page to state that the Trust will not participate in the proof-of-stake validation mechanism of
the Ethereum network (i.e., the Trust will not    stake    its ether) to
                                                        earn additional ether
or seek other means of generating income from its ether holdings.
 Brian Hartigan
FirstName  LastNameBrian Hartigan
Invesco Galaxy Ethereum ETF
Comapany
June       NameInvesco Galaxy Ethereum ETF
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
Prospectus Summary, page 2

3. Please revise the Prospectus Summary to state that shareholders will not receive the benefits of any hard fork or airdrop because if a hard fork, airdrop or similar event occurs in the Ethereum blockchain, the Sponsor will instruct the Trust to immediately and irrevocably disclaim all rights to the assets so created.
Risk Factors, page 11

4. Please include risk factor disclosure regarding the uncertain treatment of custodied crypto assets in the event of the insolvency or bankruptcy of the Prime Broker or the Ethereum
         Custodian, and the risk that the Trust's custodied assets could become the property of a bankruptcy estate and made available to satisfy the claims of general unsecured creditors.
5. Please add risk factor disclosure regarding the potential risk of transactions with a sanctioned entity and the impact if such transactions occur.
6. Please add separately captioned risk factors discussing the regulatory and reputational risks attendant to ether being used in the furtherance of criminal activity, the risk of wash trading in spot ether markets, and the risk of front-running in spot ether markets.
7. Please add a risk factor addressing that at times, there has been a single entity that has reportedly controlled around or in excess of 33% of the total staked ether on the Ethereum network, which poses centralization concerns and could permit the entity to attempt to interfere with transaction finality or block confirmations. Address the concern that if such an entity, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of ether, and thus the value of your shares.
         Additionally, please revise your "Forms of Attack Against the Ethereum network"
         discussion on page 49 to also address the possibility of a 33% attack and a 66% attack.
8. Please briefly address any risks or challenges that Layer 2 solutions pose to the
         Ethereum blockchain and ether.
9. Please add a separately-captioned risk factor addressing the fact that the trust will not
         stake the ether it holds, so an investment in the trust   s shares
will not realize the economic
         benefits of staking.
10. Please add a separately-captioned risk factor addressing the risk that validators may suffer losses due to staking, or staking may prove unattractive to validators, which could make the Ethereum network less attractive. Include a discussion of the types of sanctions the
         Ethereum network may impose for validator misbehavior or inactivity. Brian Hartigan
FirstName  LastNameBrian Hartigan
Invesco Galaxy Ethereum ETF
Comapany
June       NameInvesco Galaxy Ethereum ETF
     14, 2024
June 14,
Page 3 2024 Page 3
FirstName LastName
Limits on Ether Supply, page 45

11. We note your disclosure that approximately 1,700 ether are issued per day. Please also disclose the daily burn rate of ether.
Description of Lukka Prime, page 54

12. Refer to the table titled "ETH- USD Lukka Prime Ethereum Volumes (January 1, 2023 -
         April 1, 2024)." Please clarify whether the denominator used to calculate "Volume (%)" is the volume of the entire market, or is the sum of the volumes of the Benchmark Pricing
         Sources shown on the table. Please also include actual volume information for each of the trading platforms.
13. Please revise to disclose the criteria the Sponsor will use to determine that another index or standard better aligns with the Trust's investment objective and strategy.
The Trust's Expenses, page 57

14. Please disclose whether any of the Trust's expenses payable by the Sponsor from the
         Sponsor Fee are capped. If there are such caps, disclose the amounts and the criteria the
         Sponsor will consider or the reasons the Sponsor may choose to pay expenses beyond the cap amount, and, if so, whether and how Shareholders will be notified. Calculation of NAV, page 58

15. We note the statement on page 59 that "if the Benchmark deviates by more than a pre-
         determined amount from an alternate benchmark available to the Sponsor, then the
         Sponsor   s Valuation Team may determine to utilize the alternate
benchmark." Please
         identify the pre-determined amount and the alternate benchmark.
The Trust's Service Providers, page 63

16. Please provide a separately captioned section to describe the Prime Broker, including without limitation:
             The material provisions of any material agreement between any transaction party and the Prime Broker;
             The Prime Broker 's policies and procedures with respect to any assets held by it on behalf of the Trust;
             How the Prime Broker will be compensated;
             Who will be responsible for any fees associated with ether transactions between the
             Authorized Participants, Ether Custodian and Prime Broker; Whether or not assets of the Trust held at the Prime Broker will be held in segregated
             accounts;
             How much of the Trust's assets will be held at the Prime Broker;
and
             Whether there are any limits on the percentage or amount of Trust's assets that may be held at the Prime Broker at any point in time.
 Brian Hartigan
FirstName  LastNameBrian Hartigan
Invesco Galaxy Ethereum ETF
Comapany
June       NameInvesco Galaxy Ethereum ETF
     14, 2024
June 14,
Page 4 2024 Page 4
FirstName LastName
17.      Please revise to identify the Connected Trading Venues.
The Execution Agent, page 65

18. Please disclose whether an Ethereum Counterparty may be an affiliate of the Trust and/or
         Sponsor and whether and to what extent they may be affiliated with or have any material relationships with any of the Authorized Participants.
Custody of the Trust's Ethereum, page 66

19. Please revise to provide a materially complete discussion of your ether custody arrangements. For example, please address the following:
             Please revise your disclosure to describe the    similarly secure
technology.
             We note your disclosure that from time to time, portions of the
Trust   s ether will be
             held in the Trading Balance outside of cold storage temporarily as part of trade facilitation in connection with creations and redemptions of Creation Baskets or to sell ether to pay Trust expenses. Please revise to disclose how and when the
             Ethereum Custodian will be directed to transfer the ether from the Prime Custody
             Vault environment to the Trading Balance environment in connection with paying the
             Trust   s Expenses.
             Disclose the aggregate amount of the Ethereum Custodian   s
insurance coverage
             across all wallets.
Seed Capital Investor; Selling Shareholders, page 72

20. Please describe any costs or transaction fees payable by the Trust associated with the conversion of cash from the Seed Creation Baskets to ether. Suspension or Rejection of Redemption Orders, page 77

21. Please revise this section to address the suspension of creation orders, add a separate section doing so, or advise.
Creation and Redemption Transaction Fee, page 77

22. Please disclose whether, in connection with cash creations, if the price of ether has dropped, the excess cash will be returned to the Authorized
Participant.
Material Contracts, page 88

23. Please disclose the term of each agreement and the termination provisions of each agreement.
Exhibits

24. We note that many of your exhibits have been filed as "form of." Please file these exhibits in executed form for any that have been executed.
 Brian Hartigan
Invesco Galaxy Ethereum ETF
June 14, 2024
Page 5

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if you
have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Hartigan
                                                           Division of
Corporation Finance
Comapany NameInvesco Galaxy Ethereum ETF
                                                           Office of Crypto
Assets
June 14, 2024 Page 5
cc:       Paulita Pike
FirstName LastName